August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (804)788-1883

Don L. Blankenship
Chairman, President and Chief Executive Officer
Massey Energy Company
4 North 4th Street
Richmond, Virginia 23219

>   **Re: Massey Energy Company**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 19, 2007**
>   **File No. 001-07775**

Dear Mr. Blankenship:

      We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

      In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

      If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Directors Compensation, page 9

1. We direct you to Item 402(k)(2)(iii) of Regulation S-K and the instructions to this item. Supplement the footnotes to the table and specify the aggregate number of stock awards outstanding at fiscal year end.

Non-Employee Director Compensation, page 9

2. We direct you to Item 407(e)(3) of Regulation S-K.   While you provide footnote disclosure accompanying the table, please provide in the narrative discussion further detail regarding the arrangement you enter with Messrs. Loeb and Swanson whereby you pay their director fees to Third Point LLC.

Compensation Discussion and Analysis, page 17

Outside Independent Compensation Consultant, page 17

3. Please provide further context to your discussion and disclose in greater detail why you choose to benchmark against the variety of companies you reference in your disclosure. In addition, indicate whether the compensation committee adjusts its analysis based on consideration of the variation in size of the companies in your comparator group. See Item 402(b)(2)(xiv) of Regulation S-K.

4. You state that you believe your total compensation averages out to be "at or above market in most instances." On page 19, you state that base salaries paid are "generally competitive with salaries of similarly situated officers in the Peer Group."   Revise to specify for each element of compensation the percentile targeted and the actual amounts paid in a given year. Identify which officers receive actual compensation that differs from the targeted percentile and explain the reasons for the relative difference. See also generally Item 402(b)(2)(xiv) of Regulation S-K.

Components of Targeted Overall Compensation, page 17

5. Provide the analysis called for by Item 402(b) and address how each of the questions on page 18 and bullet points raised under the heading "2006 Targeted Overall Compensation Process" were considered in determining the actual award paid to a named executive officer. See Item 402(b)(1)(v).

6. On pages 27-28 you discuss the comparator companies examined during the course of negotiations of the letter agreements between Messrs. Blankenship and Phillips respectively. Revise to elaborate on why the comparator group the compensation consultants and committee considered for Mr. Blankenship's

compensation was significantly larger and broader in scope than that of the comparator group the compensation consultants considered with respect to Mr. Phillips.

Annual Incentive Program, page 20

7. Your disclosure regarding the amounts determinable pursuant to the annual incentive plan should be revised and presented in a clear and concise manner. Rather than only describing the general method of determining the cash amount awarded, specify by reference to the award made to a named executive officer how the committee assessed the company-wide performance and specific performance components and how those assessments resulted in the awards made to a named executive officer during fiscal 2006.

8. We direct you to Release 8732A, Section II.B.1. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, why were specific performance goals established for Messrs. Adkins and Short but seemingly not considered in determining the amounts paid to Messrs. Phillips and Tolbert? Please revise your disclosure accordingly to address these material differences.

Long-Term Incentive Program, page 23

9. Please elaborate further on your statement that the long-term incentive awards are designed to "fulfill a particular and distinct purpose." Referencing the amount and type of compensation actually awarded to each named executive officer pursuant to the LTIP during fiscal 2006, revise your discussion to identify the particular and distinct purpose you designed the awards to fulfill.

10. We direct you to Item 402(b)(1)(v) and instructions 1 and 2 to Item 402(b) of Regulation S-K. In your discussion under this heading, you should revise to specify the target level of cumulative earnings before interest and tax established for 2006-2008. Disclose how the participation levels assigned to each named executive officer factors into the amounts he may earn under the incentive plan during the 2006-2008 period. Also, identify the qualitative and quantitative targets established in prior years if material to an understanding of awards that became payable in cash to a named executive officer based on performance metrics having been achieved over the performance period. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosing the targets would result in competitive harm such that the information could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or

qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.

11. We refer you to Instructions 1 and 2 to Item 402(b). Explain your statement that "the compensation committee may take into account extraordinary, unusual or infrequently occurring events and transactions to adjust the performance goals used to determine the company-wide…and the specific performance components …" On page 21, you reference "[e]vents subsequent" to the setting of performance targets that led the company to adjustment its projected performance but you do not describe the events referenced. Please revise your disclosure accordingly.

12. Although you indicate that neither company-wide nor specific-performance goals were met during fiscal 2006, you state that the committee exercised its discretion and awarded each named executive officer two times the discretionary target of their cash bonus awards based upon the executive officer's "individual performance." For each named executive officer, disclose how specific aspects of the individual's performance, tenure, level of responsibility and experience were assessed and contributed to actual 2006 bonus amount awarded.

13. We direct you to Item 402(b)(1)(vi) of Regulation S-K. You provide insufficient analysis of the reasons you paid bonus compensation amounts, during a fiscal year in which neither company-wide or specific-performance goals were met. Please provide an analysis of why the committee believes that bonuses awards were warranted.

Potential Payments Upon Termination or Change in Control, page 44

14. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the letter agreements, retention agreement with Mr. Phillips and change in control severance agreements. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change of control payments and why vesting of equity awards is accelerated.

Related Party Transactions, 52

15. You indicate that the board has adopted policies and procedures involving related party transactions. Disclose whether the policies and procedures are in writing, and if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv).

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor